(202) 274-2013	awheeler@luselaw.com

January 28, 2013

Michael R. Clampitt, Senior Counsel

Securities and Exchange Commission

100 F Street NE

Washington, DC 20549

Re:	Westbury Bancorp, Inc.
Form S-1 Filed October 25, 2012
File No. 333-184594

Dear Mr. Clampitt:

On behalf of Westbury Bancorp, Inc. (the “Company”), we are hereby transmitting Pre-Effective Amendment No. 2 to the Company’s Registration Statement on Form S-1 (the “Amended Form S-1”).  Set forth below are the comments from the Staff’s comment letter dated January 2, 2013, as well as the Company’s responses to those comments.  We also enclose two (2) courtesy copies of the Prospectus included in the Amended Form S-1, marked to show changes to the Prospectus included in Pre-Effective Amendment No. 1, which was filed on December 14, 2012.

As indicated in our letter of December 14, 2012, the Company, WBSB Bancorp, MHC and WBSB Bancorp, Inc. (the current federal mutual holding company and federal mid-tier holding company, both of which will be eliminated in the proposed conversion), and Westbury Bank each have elected to change their respective fiscal year ends from December 31 to September 30.  Accordingly, the Amended Form S-1 includes audited financial statements at and for the nine months ended September 30, 2012 and at and for the years ended December 31, 2011 and December 31, 2010, and unaudited financial statements at and for the nine months ended September 30, 2011, as well as a “Recent Developments” section discussing selected financial information at and for the three months ended December 31, 2012 and December 31, 2011.

General

1.             We acknowledge your response to Comment One of our letter to you dated November 21, 2012.  Please revise your description of the Formal Written Agreement with the Office of the Comptroller of the Currency on page 5 and 117 as follows:

•                                          use the proper legal term “Formal Written Agreement” and explain the legal and business consequences of the issuance of a “Formal Written Agreement”;

•                                          disclose that the OCC has deemed you to be in “troubled condition” and not an “eligible bank” and explain the consequences of such designations;

•                                          disclose that the Comptroller found that you had unsafe and unsound banking practices relating to management, credit risk management and inadequate allowance for loan and lease losses and explain each such unsafe and unsound practice; and

•                                          disclose that the Comptroller found that you have violated various laws and identify those laws or explain why you cannot do so.

Please file the Formal Written Agreement as an exhibit.

Please refer to the sections captioned “Summary—Regulatory Matters” and “Supervision and Regulation—Agreements With Regulators,” which have been revised in partial response to this comment.  Please also note that all references to the “Formal Agreement” throughout the prospectus have been revised to refer to the “Formal Written Agreement.”  The Formal Written Agreement has been filed as Exhibit 10.9 to the Amended Form S-1.

With respect to the third and fourth bullet points of this Comment #1, and pursuant to our telephone conversation with Senior Attorney Michael Clampitt on January 8, 2013, we respectfully submit that such disclosure is not appropriate or required, for the following reasons: (i) the entry into a Formal Written Agreement constitutes neither an admission nor a denial of the  OCC examiner’s findings; (ii) the explanation of alleged unsafe and unsound practices and identification of alleged violations of laws would require disclosure of material contained in the OCC’s Report of Examination, which is confidential pursuant to its terms and under applicable law; and (iii) the description of the actions required under the Formal Written Agreement adequately disclose the categories of issues identified by the OCC and actions required to remediate any such issues.

Regulatory Matters, page 4

2.             We acknowledge your response to Comment Four.  Please provide more detail regarding the 2010 agreement with the Office of Thrift Supervision including but not limited to the following:

•                                          the formal type of agreement entered into with OTS; and;

•                                          quantify the extent to which you complied with the agreement including increase in capital and net income and decrease in the debt to capital ratio.

Please refer to the sections captioned “Summary—Regulatory Matters” and “Supervision and Regulation—Agreements With Regulators,” which have been revised in response to this comment.  Please note that there was no formal agreement (as defined in applicable regulations) with the OTS in 2010.  Each of WBSB Bancorp, MHC, WBSB Bancorp, Inc. and Westbury Bank entered into a Memorandum of Understanding with the OTS at that time.  The sections referenced above have been revised to refer to this agreement as the “MOU,” and the prospectus has been amended throughout, as appropriate, to refer to the MOU.  We respectfully submit that the MOU between the OTS and each of WBSB Bancorp, MHC and WBSB Bancorp, Inc. are adequately disclosed in the current prospectus, and that disclosure of the MOU between the OTS and Westbury Bank is unnecessary and would not provide useful information because this MOU has been superseded by the subsequent Formal Written Agreement between Westbury Bank and the OCC, the terms of which are disclosed in detail in the prospectus.

How We Determined the Offering Range, page 8

3.             We acknowledge your response to Comment Five.  Please revise to disclose the information included in your response letter dated December 14, 2012.

Please refer to the section captioned “Summary—How We Determined the Offering Range,” which has been revised in response to this comment.  Note that the section captioned “The Conversion and Plan of Distribution—Determination of Share Price and Number of Shares to be Issued” has also been revised accordingly.

Transactions with Certain Related Persons, page 154

4.             We acknowledge your response to Comment Eight.  Consistent with Item 404(a)(6), please revise your description of the note issued to your CEO and others to explain whether you attempted to secure a loan at a lower rate than the 9.5 percent from unrelated parties and whether the loan was on substantially the same terms as those available from other lenders.  Disclose whether this transaction was ratified by your Board and how it complied with the OTS agreement not to incur additional debt.

Please refer to the section captioned “Management of Westbury Bancorp, Inc.—Transactions with Certain Related Persons—Other Transactions,” which has been revised in response to this comment.

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The Company will provide the requested representations and acknowledgements in connection with its request for accelerated effectiveness.

We trust the foregoing is responsive to the Staff’s comments.  Please feel free to contact the undersigned at (202) 274-2013 or Kip A. Weissman at (202) 274-2029 should you have any questions or require additional information.

Sincerely,

/s/ Adam P. Wheeler
Adam P. Wheeler

cc:	Raymond F. Lipman,
President and Chief Executive Officer